August 13, 2018

Via Edgar

Daniel L. Gordon
Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Phone:  (202) 551-3295

Re: Braemar Hotels & Resorts Inc.
Form 10-K for the year ended December 31, 2017
Filed on March 14, 2018
File No. 001-35972

Dear Mr. Gordon:
Braemar Hotels & Resorts Inc. (the “Company”) received a comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 31, 2018 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2017 (File No. 001-35972) filed on March 14, 2018. On behalf of the Company, I respectfully submit the response below to your comment letter. To facilitate your review, the Staff’s comment has been set forth below in italics and is followed by our response.

Form 10-K filed March 14, 2018

Note 17. 5.50% Series B Cumulative Convertible Preferred Stock, page 133

1. Please tell us and elaborate in future filings upon the cash redemption features of the Series B Preferred Stock. In addition, include the Series B Preferred Stock within the Consolidated Statements of Equity in future filings.

Response:

We respectfully acknowledge the Staff's comment. The cash redemption features of the Series B Preferred Stock consists of: 1) an optional redemption in which on or after June 11, 2020, the Company may redeem shares of Series B Preferred Stock, in whole or in part, for cash at a redemption price of $25.00 per share, plus any accumulated, accrued and unpaid dividends; 2) a special optional redemption, in which on or prior to the occurrence of a Change of Control (as defined), the Company may redeem shares of the Series B Preferred Stock, in whole or in part, for cash at a redemption price of $25.00 per share plus a make-whole premium equal to the present value, computed using a discount rate of 5.5% per annum compounded quarterly, of all dividend payments on Series B Preferred Stock for all remaining dividend periods (excluding any accumulated dividend amount) from the date of such exercise up to but excluding June 11, 2019; and 3) a REIT Termination Event and Listing Event Redemption, in which at any time (i) a REIT Termination Event (defined below) occurs or (ii) the Company’s common stock fails to be listed on the NYSE, NYSE American, or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor thereto (each a

Mr. Daniel L. Gordon
Securities and Exchange Commission
August 13, 2018

“National Exchange”), the holder of Series B Preferred Stock shall have the right to require the Company to redeem any or all shares of Series B Preferred Stock at 103% of the liquidation preference ($25.00 per share, plus any accumulated, accrued, and unpaid dividends) in cash.
A REIT Termination Event, shall mean the earliest of:

(i)	Filing of income tax return where the Company does not compute its income as REIT;

(ii)	Stockholders’ approval on ceasing to be qualified as REIT;

(iii)	Board of Directors’ approval on ceasing to be qualified as REIT;

(iv)	Board’s determination based on advise of the counsel to cease to be qualified as REIT; or

(v)	Determination within the meaning of Section 1313(a) of IRC to cease to be qualified as REIT.

We acknowledge that we will include this discussion in filings with the Securities and Exchange Commission as well as include the Series B Preferred Stock within the Consolidated Statements of Equity in future filings.
Note 21. Related Party Transactions, page 138

2. Please explain why a credit of $1.7 million was recorded for equity based compensation in the 2017 advisory services fee.

Response:

We respectfully acknowledge the Staff's comment. One component of the Company’s equity-based compensation is performance stock units (“PSUs”) and performance-based Long-Term Incentive Plan (“Performance LTIP”) units (collectively referred to as “Performance Awards”) granted to our chairman of the board of directors and certain executive officers. Our chairman and executive officers are not employees of the Company, but rather employees of our advisor, Ashford Inc. The performance criterion for the Performance Awards is based on market conditions tied to the achievement of a specified relative total stockholder return based on a formula determined by the Company’s Compensation Committee on the grant date. Generally, pursuant to ASC 718-10-30-27 and ASC 718-10-35-4, expense related to equity awards that vest based on market conditions is measured using the grant-date fair value of the awards and amortized evenly over the vesting period. However, because our chairman and executive officers are non-employees of the Company, expense for these awards is remeasured each period under ASC 505-50.
One tranche of the Company’s Performance Awards was granted on June 8, 2015, to non-employee chairman and executive officers and had a final vesting date of December 31, 2017 (the “June 8 Tranche”). Under ASC 505-50, the Company measures the fair value of equity awards granted to non-employees at the earlier of either of the following: (1) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a “performance commitment”) and (2) the date at which the counterparty’s performance is complete. This results in the Company marking to market the Performance Awards at each interim balance sheet date since neither (1) or (2) are met until the vesting date. Accordingly, the June 8 Tranche was remeasured at each interim balance sheet date from June 8, 2015 to December 31, 2017. The final measurement date of the June 8 Tranche was December 31, 2017, which was the date the counterparty’s performance was complete. Upon the final measurement date, the minimum specified relative total stockholder return was not met. As such, the number of shares earned under the June 8 Tranche was zero, which resulted in the fair value of the related awards of zero. As of December 31, 2016, the Company recorded cumulative equity-based compensation expense of approximately $3.2 million for the June 8 Tranche. As the fair value of the June 8 Tranche was zero at December 31, 2017, the amount of equity-based compensation expense previously recorded was reversed during the year ended December 31, 2017. When aggregated with the equity-based compensation expense from other Performance Awards granted in 2016

Mr. Daniel L. Gordon
Securities and Exchange Commission
August 13, 2018

and 2017 and restricted stock units, the total equity-based compensation expense for the year resulted in a credit of $1.7 million.
Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.
Very truly yours,
/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer
Enclosures

cc:  Via Email
Richard Brand
Cadwalader, Wickersham and Taft LLP